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                                                                  Exhibit (g)(3)


                           MEMORANDUM OF UNDERSTANDING


     WHEREAS, there are now pending three putative class action lawsuits in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") entitled Sequeira v. Kelly, C.A. No. 17207 (the "Sequeira lawsuit"), Smiland v. Intek Global Corp., C.A. No. 17221 and Max Marus Katz, P.C. Pension and Profit Sharing Plan v. Intek Global Corporation, C. A. No. 17240 (collectively, the "Actions"), brought on behalf of public stockholders ("Stockholders") of Intek Global Corporation ("Intek" or the "Company");

     WHEREAS, the parties have agreed that the Actions shall be consolidated under the Sequeira caption;

     WHEREAS, the Actions challenge a proposed going private transaction in which IGC Acquisition Corp., a wholly owned subsidiary of Security Services plc, and whose ultimate parent is Securicor plc (collectively "Securicor"), the beneficial owner of approximately 61.3% of the Company's outstanding shares of common stock, would acquire the 38.7% of the Company's stock that it does not already beneficially own through a tender offer for any and all shares of the Company at $2.75 per share (the "Tender Offer"), to be followed by a cash-out merger in which Securicor would acquire any remaining shares of the Company that it did not beneficially own following the Tender Offer at a price of $2.75 per share (the "Merger").

     WHEREAS, on January 19, 1999, Securicor publicly announced in an amendment to its Schedule 13D that it was considering various alternatives relating to its equity and debt interests in the Company, that it had retained a financial advisor and requested certain due diligence information from the Company, and that it had asked the Company to appoint an independent


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committee of its directors to consider any proposal that Securicor might make
(the "January 19 Announcement");

     WHEREAS, on June 7, 1999, Securicor publicly announced that it had made an offer to the Intek Board of Directors to purchase the 38.7% of the Company's stock that it did not already own at $2.75 per share;

     WHEREAS, the first of the Actions, the Sequeira lawsuit, was filed on June 7, 1999;

     WHEREAS, on June 10, 1999, Securicor and the Company publicly announced that they had signed an Agreement and Plan of Merger approving the Tender Offer and agreeing to recommend the Merger to Intek's stockholders, and Securicor disseminated its Offer to Purchase on June 16, 1999;

     WHEREAS, the Complaints in the Actions specifically allege, inter alia, that (i) Securicor, as a majority shareholder, and the individual defendants, as directors of the Company, owe fiduciary duties to the public, minority stockholders of the Company; (ii) the individual defendants and Securicor breached those fiduciary duties by agreeing to a transaction (the Tender Offer and Merger) by which Securicor would acquire the shares of the Company that it did not already own at an unfair and inadequate price that did not represent the true value of the Company, its business and its prospects;

     WHEREAS, on June 21, 1999, plaintiffs in the Sequeira lawsuit filed an Amended Complaint which reiterated allegations that the price offered in the Tender Offer and Merger was inadequate, and added claims that the defendants had failed to disclose certain material information


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in connection with the Tender Offer;

     WHEREAS, on June 21, 1999, plaintiffs in the Sequeira lawsuit moved to expedite proceedings and to schedule a hearing on a motion for a preliminary injunction addressing plaintiffs' disclosure claims and, upon consent of defendants, and after a teleconference with the Court, a preliminary injunction hearing was scheduled for July 12, 1999;

     WHEREAS, following filing of the complaints, plaintiffs' counsel reviewed publicly filed information concerning the Company, retained, inter alia, a financial advisor to assist them in determining the fairness of the proposed price to be offered in the Tender Offer and the Merger, reviewed voluminous documents produced by defendants, Lazard Freres & Co. LLC ("Lazard") (Securicor's financial advisor in connection with the Tender Offer and the Merger) and Bear, Stearns & Co., Inc. ("Bear Stearns")(the financial advisor to the special committee that recommended that the Company accept the Tender Offer and the Merger), scheduled five depositions and, prior to agreeing to the settlement in principle of the Actions, took the deposition of a senior representative of Lazard;

     WHEREAS, defendants deny that they have engaged in any wrongdoing whatsoever, and are agreeing to the Settlement to eliminate the burden and expense of further litigation and to permit the Tender Offer and the Merger to proceed without risk of injunctive or other relief; and

     WHEREAS, plaintiffs' counsel and counsel to Securicor engaged in extensive arm's-length negotiations concerning a possible settlement of the Actions;


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     NOW, THEREFORE, counsel for the parties have reached an agreement in principle providing for the settlement of the Actions (the "Settlement") between and among plaintiffs, on behalf of themselves and the putative class of persons on behalf of whom plaintiffs have brought the Actions, and defendants on the terms and subject to the conditions set forth below:

     1. As a result of the commencement, litigation and settlement of the Actions, the price offered for the stock of the Company in the Tender Offer and the Merger shall be increased from $2.75 per share to $3.0125 per share, with payment to each stockholder rounded to the nearest cent. In addition, the parties' counsel have conferred in good faith concerning additional information pertaining to certain allegations in the Amended Complaint and supplemental disclosure in connection with the Tender Offer and/or the Merger, and defendants shall make any additional disclosure that is mutually agreed upon.

     2. As promptly as reasonably practicable following expiration of the 96 Hour Period described in Paragraph 8 hereof, if the plaintiffs have not withdrawn from the settlement, defendants shall cause the Merger Agreement to be amended to reflect the increased price to be offered in the Tender Offer and the Merger.

     3. As promptly as reasonably practicable following expiration of the 96 Hour Period described in Paragraph 8 hereof, if the plaintiffs have not withdrawn from the settlement, Securicor shall amend its Offer to Purchase to reflect the increased price of its Tender Offer and shall extend the expiration date of the Tender Offer to July 29, 1999.

     4. Each of the named plaintiffs in the Actions will cause to be tendered to Securicor in the Tender Offer all shares of stock of Securicor owned by such person, as the term "owned" is defined in 8 Del C. Section 203(c)(9).


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     5. Defendants shall be responsible for providing the Notice of the
Settlement to all members of the Class. The reasonable, documented cost of providing such notice, up to a maximum of $10,000, shall be borne by plaintiffs' counsel out of such fees and expenses as may be awarded by the Court. Any costs of providing notice in excess of $10,000 shall be borne by defendants.

     6. The parties to the Actions will attempt in good faith to agree upon and execute as soon as practicable (i) an appropriate Stipulation of Settlement (the "Stipulation") of all claims asserted in the complaints filed in any of the Actions and all related claims described hereinafter, and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate Court approvals of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including that in exchange for the consideration set forth above, the Stipulation shall provide for the dismissal of all such claims with prejudice and without costs to any party (except as set forth in Paragraphs 5 and 6(e) herein). The Stipulation will expressly provide, inter alia:

          a. for class certification pursuant to Delaware Chancery Court Rule 23(b)(1) and (b)(2) of a class consisting of all persons (other than defendants and their affiliates) who owned stock of the Company on January 19, 1999, and their successors in interest and transferees, immediate and remote, through and including the closing of the Merger (the "Class");

          b. that all defendants have denied, and continue to deny, that they have committed any violations of law and that they are entering into the Stipulation solely because the proposed Settlement would eliminate the burden and expense of further litigation, and would permit the Tender Offer and the Merger to proceed without risk of injunctive or other relief;


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          c. for the release of all claims of Class members, whether known or unknown, against defendants and any of their present or former officers, directors, employees, agents, attorneys, accountants, financial advisors, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, direct and indirect subsidiaries, general partners, limited partners, partnerships, heirs, executors, administrators, successors and assigns (collectively, the "releasees"), whether under state or federal law, and whether directly, derivatively, representatively or arising in any other capacity, and in connection with, or that arise out of any claim that was or could have been brought against any of the releasees in any of the Actions, and/or that relates in any way to (i) any claim that any action by any of the releasees, or any failure of any of the releasees to take any action, affected the price of Intek's stock, (ii) the acquisition or ownership of equity securities of the Company or its affiliates by Securicor or any of the releasees, (iii) loans made to the Company or its affiliates by Securicor or any of the releasees, (iv) the fiduciary duties of any of the releasees to stockholders of the Company, (v) the January 19 Announcement, (vi) the Tender Offer, (vii) the Merger, (viii) the negotiation, consideration or formulation of the Tender Offer or the Merger,
(ix) the disclosure obligations of any of the releasees in connection with the Tender Offer or the Merger, or (x) any other claim, other than claims for appraisal of shares pursuant to 8 Del. C. Section 262, relating in any way to any of the foregoing;

          d. that the parties to the Actions will present the Settlement to the Court for hearing and approval as soon as practicable and, following appropriate notice to members of the Class, will use their best efforts to obtain final Court approval of the Settlement, and release and dismissal of the Actions with prejudice as against plaintiffs and the Class and without awarding costs to any party (except as provided for in Paragraphs 5 and 6(e) herein). The parties will use


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their best efforts to secure Court approval of the Settlement as promptly as practicable; however, it is expressly acknowledged that, at the sole option of defendants, the Merger may be consummated prior to Court approval of the Settlement, and that it is expected that the Merger will be consummated prior to final Court approval of the Settlement. As used in this Memorandum of Understanding, "final Court approval of the Settlement" means that the Court has entered an Order approving the Settlement in accordance with the Stipulation, and that Order is finally affirmed on appeal or is no longer subject to appeal.

          e. that if a Stipulation of Settlement has been executed and final Court approval of the Settlement and dismissal of the Actions by the Court with prejudice has been obtained in accordance with the Stipulation of Settlement, plaintiffs and their counsel of record in the Actions will jointly apply to the Court for an award of attorneys' fees and expenses (including, but not limited to, fees of plaintiffs' counsels' financial advisor) in an aggregate amount not to exceed $1,432,000. Plaintiffs and their counsel intend to request that plaintiffs' counsel be permitted to pay $10,000 of the foregoing fees as special payments to each of the named plaintiffs in the Sequeira Action (a total of $40,000). Defendants and their counsel agree not to oppose plaintiffs and plaintiffs' counsels' application for attorneys' fees, expenses and special payments to plaintiffs, provided that the application does not exceed these amounts. Subject to the conditions set forth in this paragraph and any order of the Court, any such attorneys' fees and expenses awarded by the Court to plaintiffs and plaintiffs' counsel shall be paid by Intek (or any successor in interest) on behalf of all defendants to the order of Milberg Weiss Bershad Hynes & Lerach LLP as the receiving agent for plaintiffs and their counsel, within ten (10) days after the later of: (i) final Court approval of the Settlement (as defined in Paragraph 6(d) hereof) and (ii) the Court's final award of


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fees and expenses and that in the event that any appeal is taken from any determination of the Court of the amount of such fees and expenses, Intek (or any successor in interest) shall pay interest at the prime rate as quoted by Citibank N.A. on the amount of such fees and expenses that are ultimately sustained on appeal. All applications for an award of fees and expenses in connection with the Actions or the settlement of the Actions shall be submitted to the Court and shall not be filed or pursued in any other Court or forum.

     7. This Memorandum of Understanding shall be null and void and of no force and effect if: (a) the Merger is not effectuated for any reason whatsoever; or
(b) final Court approval of the Settlement does not occur for any reason, including, without limitation, termination pursuant to Paragraph 8 hereof. In any such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Actions, and neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Actions or in any other litigation or judicial proceeding.

     8. The Settlement shall be subject to plaintiffs taking the depositions of
(i) Howard Frank and (ii) a representative of Bear Stearns familiar with the transaction. Such depositions shall be taken at a mutually convenient time prior to July 10, 1999. If plaintiffs discover material new facts as a result of those depositions that would, in the reasonable opinion of plaintiffs' counsel, render the settlement not fair or adequate under the circumstances, plaintiffs may elect to withdraw from the Settlement. Any withdrawal pursuant to this paragraph shall be made in a writing delivered by hand or by facsimile to each signatory to this Memorandum of Understanding within 96 hours following the later of the two depositions contemplated by this paragraph (the "96


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Hour Period").

     9. Plaintiffs' and plaintiffs' counsel's recommendation to the Court of the settlement described herein is and shall be separate and independent of any application for fees for plaintiffs or their counsel. Except as provided in Paragraph 8 hereof, plaintiffs and their counsel shall continue to recommend the settlement, regardless of the disposition of their application for fees, expenses and special payments to plaintiffs.

     10. By affixing his signature hereto, each of the undersigned counsel expressly warrants that he has authority on behalf of each of his clients to enter into this Memorandum of Understanding, and that his clients have each agreed to be bound by the provisions herein.

     11. This Memorandum of Understanding may be executed in counterpart by any of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

     12. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware's conflict of law rules.

     13. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

     14. Upon execution by each of the three signatories hereto, this Memorandum of Understanding shall be binding upon the parties, and thereafter shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.


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Dated: July 8, 1999

                                 ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                      /s/ Joseph A. Rosenthal
                                    --------------------------------------------
                                    Joseph A. Rosenthal
                                    Norman M. Monhait
                                    Suite 1401, Mellon Bank Center
                                    P.O. Box 1070
                                    Wilmington, Delaware 19899
                                    (302) 656-4433
                                      Attorneys for Plaintiffs in the Actions


                                  MORRIS, NICHOLS, ARSHT & TUNNELL

                                      /s/ Donna L. Culver
                                    --------------------------------------------
                                    Kenneth J. Nachbar
                                    Donna L. Culver
                                    1201 N. Market Street
                                    P.O. Box 1347
                                    Wilmington, Delaware 19899
                                    (302) 658-9200
                                      Attorneys for Defendants
                                      Securicor PLC, IGC Acquisition Corp.,
                                      Roger Wiggs and Michael Wilkinson


                                  RICHARDS, LAYTON & FINGER

                                      /s/ Daniel A. Dreisbach
                                    --------------------------------------------
                                    Daniel A. Dreisbach
                                    One Rodney Square
                                    P.O. Box 551
                                    Wilmington, Delaware 19801
                                    (302) 658-6541
                                      Attorneys for Defendants
                                      Intek Global Corporation, Robert B. Kelly,
                                      Eli M. Noam, Howard Frank, Robert J.
                                      Shriver, Steven L. Wasserman and
                                      John Wareham


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